                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 19)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                ELISABETTA LUNATI
                               BANCA INTESA S.P.A.
                                  VIA VERDI, 8
                               MILAN 20121, ITALY
                               011 39 02 87963525
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                 APRIL 19, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               (Page 1 of 5 Pages)



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                                  SCHEDULE 13D

------------------------------------------------
CUSIP No.   87927W10
------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Banca Intesa S.p.A.

-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a)  |X|
                                                                                          (b)  | |
-------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
-------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             |_|
-------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of Italy
------------------------------------------------ ------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    7.     SOLE VOTING POWER - 18,849,770
             REPORTING PERSON WITH
                                                 ------------------------------------------------------------------
                                                 8.     SHARED VOTING POWER - 1,751,765,823
                                                                                   (See Item 5)

                                                 ------------------------------------------------------------------
                                                 9.     SOLE DISPOSITIVE POWER - 12,537,742


                                                 ------------------------------------------------------------------
                                                 10.    SHARED DISPOSITIVE POWER - 1,751,765,823
                                                                                        (See Item 5)
-----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,770,615,593
              (See Item 5)
-----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     |_|

-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           17.19%
                                                                     (See Item 5)

-----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - CO

-----------------------------------------------------------------------------------------------------------------------

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                  This Amendment No. 19 amends the Statement on Schedule 13D, dated October 19, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy ("Intesa"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                  Intesa, Pirelli, Edizione Holding, UniCredito, Olimpia S.p.A. ("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 7 to the Statement on Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

ITEM 4.  PURPOSE OF TRANSACTION

                  On April 19, 2004, Olimpia announced its proposal that certain resolutions be adopted at an ordinary meeting of shareholders of Telecom Italia to be held on May 5 and May 6, 2004 (the "2004 Shareholders' Meeting"). Among other things, Olimpia proposes that (i) the number of directors of Telecom Italia be increased from fifteen to nineteen, (ii) the directors of Telecom Italia elected at the 2004 Shareholders' Meeting shall hold office for a period of three years and (iii) a "slate" of nineteen candidates be elected to the board of directors of Telecom Italia. A copy of the announcement issued by Olimpia (which includes the name of each of the persons on Olimpia's slate of candidates for election to the board of directors of Telecom Italia) is filed as an Exhibit to Amendment No. 30 to Pirelli's Schedule 13D, dated April 28, 2004, filed as Exhibit 44 to this Schedule 13D and incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Reference is made to the New Partners Agreement (as that term is defined in Item 3 of Amendment No. 2 to the Statement on Pirelli's Schedule
13D). On April 24, 2004, Pirelli, UniCredito and Intesa filed a notice with Consob, the Italian securities regulator, which reports that the term of the New Partners Agreement has automatically been extended until October 4, 2006. A copy of the notice is filed as an Exhibit to Amendment No. 30 to Pirelli's Schedule 13D, dated April 28, 2004, filed as Exhibit 45 to this Schedule 13D and incorporated by reference herein. The initial term of the New Partners
Agreement expires on October 4, 2004, but the agreement is automatically renewed for a period of two years if notice of termination is not given by any party thereto six months prior such date.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.           DESCRIPTION

44. Announcement of Olimpia, dated as of April 19, 2004 (incorporated by reference to Exhibit 62 to the Schedule 13D, dated April 28, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

45. Notice of Pirelli, UniCredito and Intesa, dated as of April 24, 2004 (incorporated by reference to Exhibit 63 to the Schedule 13D, dated April 28, filed with the Securities and Exchange Commission by Pirelli S.p.A.)


                            [SIGNATURE ON NEXT PAGE]

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                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 BANCA INTESA S.P.A.



                                                 By:    /s/ Elisabetta Lunati
                                                    ----------------------------
                                                     Name:  Elisabetta Lunati
                                                     Title:  Executive Manager


                                                     Dated:  May 11, 2004



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